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                          November 10, 2020

       Jeffrey Nau
       President and Chief Executive Officer
       Oyster Point Pharma, Inc.
       202 Carnegie Center, Suite 109
       Princeton, New Jersey 08540

                                                        Re: Oyster Point
Pharma, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 5,
2020
                                                            File No. 333-249881

       Dear Dr. Nau:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Div Gupta, Esq.